Exhibit 97

CORTEVA, INC.
CLAWBACK POLICY

Administration.

    This Policy shall be administered and enforced by the People and Compensation Committee of the Company (the “Committee”) of Corteva, Inc. (the “Company”) and its decision as to all questions of interpretation and application of this Policy will be final, binding and conclusive on all persons.

    The Committee may delegate to a management committee (comprised of the Chief Executive Officer, the Chief Human Resources Officer and the General Counsel, or any of their respective delegates) the administration of this Policy with respect to Covered Employees who are not Section 16 Officers of the Company. The management committee will provide an update to the Committee on a regular basis, but at least annually, of any actions taken under this Policy.

    “Section 16 Officer” means any executive of the Company subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended, and as determined from time to time by the Company’s Board of Directors.

Covered Employees.

This Policy covers each current and former (i) Section 16 Officer, and (ii) individual identified as a Tier 2 Participant, a Tier 3 Participant or a Tier 4 Participant in the Corteva, Inc. Change in Control and Executive Severance Plan (each a “Grantee”). This Policy shall be deemed part of the terms of any Incentive Compensation (as defined below) award made on or after the effective date set forth above.

Recoupment.

If a Grantee engages in Misconduct (as defined herein), the Committee, in its sole discretion, may require: (i) forfeiture of any right to receive any future Incentive Compensation, and (ii) reimbursement for any amount received by the Grantee from any Incentive Compensation during the period commencing on the date the Misconduct occurred. The Committee may consider any of the following items in its determination: (i) whether the underlying conduct was an isolated occurrence, (ii) whether the misconduct was intentional or grossly negligent, and (iii) whether other disciplinary actions against the Grantee have been taken.

If the Company is required to prepare an Accounting Restatement (as defined herein), the Committee must recoup, through reimbursement and/or forfeiture, any excess Incentive Compensation received by any Section 16 Officer during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement. The amount to be recovered, if any, will be the excess of the Incentive Compensation paid to the Section 16 Officer based on the erroneous data over the Incentive Compensation that would have been paid to the Grantee had it been based on the restated results (i.e., gross compensation, not after-tax), as determined by the Committee. If the Committee cannot determine the amount of the excess Incentive Compensation received by the Section 16 Officer from the information in the Accounting Restatement, then the Committee will make its determination based on a reasonable estimate of the effect of the Accounting Restatement.

For Grantees who are not Section 16 Officers, the forgoing recoupment policy with respect to Accounting Restatements may be applied at the Committee’s sole discretion. Any documentation of the determination of the Committee’s reasonable estimate must be retained and be made available consistent with New York Stock Exchange (NYSE) listing requirements.

The Grantee shall be required to provide repayment within ten (10) business days following such demand.

“Accounting Restatement” means any accounting restatement1 (i) required to be prepared due to the material noncompliance of the company with any financial reporting requirement under the securities laws; and (ii) required to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

A “Financial Reporting Measure” is a measure that is determined and presented in accordance with the U.S. generally accepted accounting principles, and any measure derived wholly or in part from such measures, along with stock price and total shareholder return.

“Incentive Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure, and includes, but is not limited to, any of the following: annual bonuses and other short- and long-term cash incentives, stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other equity-based compensation. Incentive Compensation is received in the fiscal period during which the Final Reporting Measure for the award is attained, even if payment or grant of the compensation occurs after the end of such fiscal period.

“Misconduct” means (i) Grantee’s employment or service is terminated by the Company or any Affiliate for Cause (as defined in the Corteva, Inc. 2019 Omnibus Incentive Plan, as amended from time to time (the “Plan”)), (ii) the material breach of a non-compete or confidentiality covenant set forth in any employment agreement or any other arrangement between the Grantee and the Company or an Affiliate or (iii) any conduct, other than that described in (i) or (ii), resulting from a willful violation of the Company’s Code of Conduct or other Company policies that causes significant financial or reputational harm to the Company.

Method of Recoupment.

    The Committee will determine, in its sole discretion, the method of recouping amounts hereunder, which may include: (i) requiring reimbursement of cash previously paid, (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards, (iii) offsetting the amount of the recoupment from any compensation otherwise owed by the Company to the Grantee, (iv) cancelling outstanding vested or unvested equity awards, and (v) taking any other remedial and recovery action permitted by law.

No Indemnification.

    The Company shall not indemnify any Grantee against the loss due to a recoupment hereunder.

Amendment.

    The Committee may amend this Policy from time to time in its discretion; provided, however, that the Chief Human Resources Officer is hereby authorized to make any and all amendments required under applicable laws, rules or regulations, including those necessary to comply with any rules or standards adopted by the U.S. Securities and Exchange Commission or NYSE.

Document Retention/Filing

The Chief Human Resources Officer and General Counsel, or their respective designees are hereby authorized to make any and all filings required by, and retain all documentation required under, the rules or standards adopted by the U.S. Securities and Exchange Commission or NYSE related to this Policy.

Other Recoupment Rights.

    Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to any similar provision in any employment agreement, equity award agreement or otherwise, any other policy of the Company applicable to the Grantee, and any other legal remedies available to the Company.
1An accounting restatement that corrects errors that are material to previously issued financial statements is commonly referred to as a “Big R” restatement, and a restatement that corrects errors that are not material to previously issued financial statements but would result in a material misstatement if the errors were left uncorrected in the current period, or the error correction was recognized in the current period, is commonly referred as a “little r” restatement. Both Big R and little R restatements are considered Accounting Restatements under this Policy.

Impracticability.

    The Committee need not make any recovery under this Policy if in the Committee’s judgment such recovery would be impracticable (e.g., the costs of enforcing recovery would exceed the recoverable amount or recovery would violate local law).

    With respect to recoveries of Section 16 Officer Incentive Compensation for Accounting Restatements, impracticable shall mean the Committee has determined the recovery is impracticable because:

i.The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, after a reasonable and documented attempt to recover the erroneously awarded compensation, has been attempted.

ii.The recovery would violate the Section 16 Officer’s home country law (if the law was adopted prior to November 28, 2022) and can obtain an opinion of home country counsel, acceptable to the NYSE, that the recovery would result in such a violation.

iii.The recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Sections 402(a)(13) or 411(a) of the Internal Revenue Code and regulations thereunder.

Successors.

    This Policy shall be binding and enforceable against all Grantees and their beneficiaries, heirs, executors, administrators or other legal representatives.

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Clawback policy effective October 9, 2019, amended on April 21, 2023 with changes effective on December 1, 2023.